Ag Services of America, Inc.

2003 Annual Report


03023515























2003 Annual Report

About The Company

Ag Services of America, Inc. supplies farm inputs, including seed, fertilizer, agricultural chemicals, crop insurance and cash advances for rent, fuel and irrigation, to farmers primarily in the central United States. The Company extends credit and provides farmers the convenience of purchasing and financing a wide variety of farm inputs from a single source at competitive prices. Founded in 1985, Ag Services of America, Inc. is headquartered in Cedar Falls, Iowa. The Company employs 122 full-time and part-time people. Ag Services of America, Inc.'s common stock is traded on the New York Stock Exchange under the symbol ASV.

Contents



2003 Annual Report

ASV

LISTED

NYSE®


NYSE

Photographs used with permission of the New York Stock Exchange.



At Ag Services of America, Inc., our mission is to provide farmers the most convenient form of crop input supply and finance with the highest quality products and services at competitive prices while increasing profitability and maximizing shareholders' wealth.


2003 Annual Report

 - Ag Services' Headquarters

 - Ag Services' District Sales Managers

 - Ag Services' Customers





FINANCIAL HIGHLIGHTS

Financial Highlights

	2003	2002	2001	2000	1999
	(expressed in thousands, except per share amounts)				
Earnings:					
Net revenues	$197,866	$161,997	$168,493	$145,933	$112,383
Net revenues increase (decrease)	22.1%	-3.9%	15.5%	29.9%	18.7%
Net income	$5,898	$5,476	$7,453	$7,610	$6,493
Net income as a percentage of net revenues	3.0%	3.4%	4.4%	5.2%	5.8%
Return on beginning stockholders' equity	8.3%	8.3%	12.8%	15.1%	14.8%
Per share data:					
Net income:					
Basic	$1.08	$1.01	$1.41	$1.45	$1.25
Diluted	$1.07	$1.00	$1.36	$1.40	$1.20
Book value	$14.18	$13.07	$12.53	$11.13	$9.70
Weighted average shares:					
Basic	5,477	5,415	5,271	5,233	5,204
Diluted	5,494	5,490	5,490	5,453	5,431
Financial position:					
Working capital	$18,095	$19,138	$52,081	$45,139	$39,390
Total assets	$282,668	$273,801	$221,240	$164,328	$134,644
Stockholders' equity	$77,711	$71,467	$66,178	$58,436	$50,537

Quarterly Common Stock Prices

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$14.50	$13.15	$12.75	$8.50
Low	$12.50	$9.81	$6.24	$6.61

2002				
High	$15.70	$16.15	$13.27	$14.00
Low	$13.90	$12.70	$9.55	$10.00


03' High Sale
03' Low Sale
$32
$30
$28
$26
$24
$22
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
First
Second
Third
Fourth


Revenues by Crop
Sugar Beets 6%
Soybeans 20%
Corn 37%
Potatoes 13%
Cotton 7%
Other 17%


Net Revenue (Millions)
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$112
$146
$168
$162
$198
'99
'00
'01
'02
'03


Net Income (Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0
$6.5
$7.6
$7.5
$5.5
$5.9
'99
'00
'01
'02
'03


Book Value of Stock
14
12
10
8
6
4
2
0
$9.70
$11.13
$12.53
$13.07
$14.18
'99
'00
'01
'02
'03


Return on Beginning Stockholders' Equity
25%
20%
15%
10%
5%
0%
14.8%
15.1%
12.8%
8.3%
8.3%
'99
'00
'01
'02
'03



Dear Fellow Shareholders:

Ag Services of America faced considerable challenges in Fiscal 2003 and still continued to maintain profitable results. Record volume under the AgriFlex Credit® Program was tempered by our lead lenders decision not to renew our credit facility. Securing an adequate credit facility to replace the previous facility has been the highest priority of the past year. We have found the general credit market to be extremely tight, as numerous lenders have retracted their appetite for a growing portfolio. Many lenders today are looking for more limited credits, or looking to reduce their exposure within their own portfolios. We have also found the agriculture market to be even more restrictive than the overall market, primarily due to lower prices and margins within the sector.

In our efforts to obtain a new credit facility, we announced in February of this year that we reached a definitive agreement with American Securities Capital Partners, L.P. ("ASCP") to invest up to $70 million in three tranches, over a two-year period, in exchange for 8.375% convertible preferred stock in Ag Services. The first tranche representing $35 million will be invested at the close of the transaction. The remaining two tranches of $17.5 million each will be available based on the Company achieving certain performance thresholds. We believe, however, that it is unlikely the Company will achieve these performance thresholds and receive the second and third tranches.

Refocusing our marketing efforts on more profitable corn and soybean loans in the Midwest is expected to continue providing the best opportunity for favorable margins and reduced credit risk. Despite these challenges, we have remained focused on our core business which remains fundamentally strong.

As a result of our regular evaluation of current financial reporting practices, we have decided to present revenues associated with the cash advances for fuel, irrigation expenses, land rents and other farm inputs, as well as revenues associated with our input only financing program, on a net reporting basis in contrast to the previous gross reporting basis. This new revenue reporting began with the fourth quarter results of Fiscal 2003 and has no impact on any of our future or past earnings.

CURRENT YEAR PERFORMANCE

In Fiscal 2003, net revenues increased 22%, primarily due to the continued growth and demand for our AgriFlex Credit® financing program. Our sales staff continued with highly targeted efforts in the Midwest that resulted in further penetration into our most profitable market areas. Two years ago, we implemented the account manager concept to coordinate all credit and product supply functions with our customers through one primary manager as opposed to two. The efficiency and effectiveness of this switch can be seen this past year through a 7% increase in customer retention. We are extremely proud of the combined efforts of our sales and account management groups as well as our remaining support staff. Their constant efforts provide a consistently high level of customer service and dedication that significantly contributed to the increased volume and retention.

Another positive aspect of this past year was the slight increase in our gross margin percentage on farm input revenue. This was primarily attributable to an overall increase in volume under our supplier contracts for key products.

Net earnings increased to $5.9 million, but were substantially affected by the continued decline in the prime lending rate, additional fees and increased pricing on our credit facilities. As a result of our credit facilities expiring in November of 2002, there were price increases and amendment fees related to an extension as well as higher pricing for the existing $200 million line of credit.

LOOKING FORWARD

At this time there are certain aspects of the Company's future that are still unclear. Most significant of these are the previously mentioned transaction with ASCP and the replacement of our current lines of credit with a new, long-term facility. We continue to work toward the close of the ASCP transaction. We believe this transaction will be a key step for Ag Services and should enable the Company to recapture more historical growth objectives. In conjunction with this transaction, we anticipate that we will be in a good position to replace our current lines of credit with a long-term credit facility that will be of adequate size and structure to support our expected growth.

For the 2003 crop year our total financing commitments have been limited to approximately $255 million due to credit facility limitations, as compared to roughly $465 million last year. As a result, we have not been able to provide financing for many of our former customers this year. In response to this reduced portfolio, we recently took certain cost cutting measures that included a reduction in staff by





approximately 30%. This was a very difficult process for us and we wish the best to those former employees and thank them for their contributions to Ag Services of America.

With this reduced customer base we are further refocusing our efforts to the Midwest, and in particular corn, soybean and wheat producers in Iowa, Minnesota, Illinois, Nebraska, South Dakota, North Dakota, Indiana, Ohio, Missouri and Texas. These states have been key market areas for the Company since its inception and are still our most profitable areas of operation.

We will continue to place significant emphasis on enhancing our relationships with key suppliers who have been instrumental to our past success. We believe that long-term our suppliers will play a crucial role in our ability to grow.

While some of the challenges of this past year will carry over into Fiscal 2004, our fundamentals remain strong and provide the basis for future success. We would like to thank all of our shareholders, customers, suppliers and employees for supporting us as we continue the work of making Ag Services of America a successful company.



Henry C. Jungling, Jr.
President

Gaylen D. Miller
Chairman of the Board

Kevin D. Schipper
Chief Executive Officer


Ag Services®
of America, Inc.

Ag Services®
of America, Inc.

2003 ANNUAL REPORT



TEN YEAR FINANCIAL SUMMARY ○ (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	February 2003	February 2002	February 2001	February 2000
Statement of Income Data:				
Net revenues:				
Farm inputs	$160,482	$128,739	$130,067	$114,191
Financing income	29,196	26,536	31,861	25,067
Customer fees	6,605	5,652	5,900	5,846
Other	1,583	1,070	665	829
Net revenues	$197,866	$161,997	$168,493	$145,933
Cost of revenues:				
Farm inputs	$147,936	$119,098	$120,329	$104,937
Financing expense	16,205	13,830	17,082	12,062
Provision for doubtful notes	9,068	7,485	6,266	5,421
Net cost of revenues	$173,209	$140,413	$143,677	$122,420
Income from continuing operations before operating expenses and income taxes	$24,657	$21,584	$24,816	$23,513
Operating expenses	15,265	12,679	12,799	10,556
Income from continuing operations before income taxes	$9,392	$8,905	$12,017	$12,957
Income taxes	3,494	3,429	4,564	4,878
Income from continuing operations	$5,898	$5,476	$7,453	$8,079
Discontinued operations	--	--	--	(469)
Net income	$5,898	$5,476	$7,453	$7,610
Earnings per common share - Basic				
Income from continuing operations	$1.08	$1.01	$1.41	$1.54
Discontinued operations	--	--	--	(0.09)
Net income	$1.08	$1.01	$1.41	$1.45
Earnings per common share - Diluted				
Income from continuing operations	$1.07	$1.00	$1.36	$1.48
Discontinued operations	--	--	--	(0.08)
Net income	$1.07	$1.00	$1.36	$1.40
Cash dividends per common share	$--	$--	$--	$--
Weighted average shares:				
Basic	5,477,277	5,415,104	5,271,069	5,232,895
Diluted	5,494,366	5,489,755	5,490,109	5,453,478

	February 2003	February 2002	February 2001	February 2000
Balance Sheet Data:				
Working capital	$18,095	$19,138	$52,081	$45,139
Total assets	282,668	273,801	221,240	164,328
Total debt	183,680	187,640	147,771	93,390
Stockholders' equity	77,711	71,467	66,178	58,436

Ten Year Financial Summary ○ (Dollars in Thousands, Except per Share Amounts)

February 1999	February 1998	February 1997	February 1996	February 1995	February 1994
$87,886	$77,803	$68,825	$55,882	$46,855	$34,352
19,680	13,356	10,204	7,817	5,395	3,910
4,351	3,158	2,889	2,859	(2,617)	(2,025)
466	334	306	223	2,372	2,099
$112,383	$94,651	$82,224	$66,781	$52,005	$38,336
$80,218	$70,790	$62,275	$50,375	$39,921	$29,078
9,309	5,536	4,580	4,258	2,784	1,720
4,021	2,963	2,290	1,863	1,409	1,050
$93,548	$79,289	$69,145	$56,496	$44,114	$31,848
$18,835	$15,362	$13,079	$10,285	$7,891	$6,488
8,374	7,200	6,404	5,422	4,128	3,404
$10,461	$8,162	$6,675	$4,863	$3,763	$3,084
3,722	2,915	2,329	1,730	1,361	1,117
$6,739	$5,247	$4,346	$3,133	$2,402	$1,967
(246)	(66)	--	--	--	--
$6,493	$5,181	$4,346	$3,133	$2,402	$1,967
$1.29	$1.02	$0.95	$0.89	$0.69	$0.58
(0.04)	(0.01)	--	--	--	--
$1.25	$1.01	$0.95	$0.89	$0.69	$0.58
$1.24	$0.97	$0.84	$0.73	$0.60	$0.52
(0.04)	(0.01)	--	--	--	--
$1.20	$0.96	$0.84	$0.73	$0.60	$0.52
$--	$--	$--	$--	$--	$--
5,203,976	5,155,186	4,578,720	3,538,603	3,478,144	3,408,192
5,430,781	5,424,977	5,352,257	5,201,231	5,150,556	4,893,838

February 1999	February 1998	February 1997	February 1996	February 1995	February 1994
$39,390	$33,806	$27,375	$23,611	$21,546	$23,034
134,644	93,248	60,773	55,186	38,277	28,786
70,300	45,243	21,000	33,650	20,900	13,800
50,537	43,756	38,216	20,421	16,660	14,198

The following discussion should be read in conjunction with the Financial Statements of Ag Services of America, Inc.("the Company"), the related notes thereto and Selected Financial Data included elsewhere in this Annual Report.

Financing and Going Concern Matters

The availability of lines of credit is essential to the Company's operations. As of May 15, 2003, the Company has arranged for financing for the 2003 crop year of approximately $220 million, which allows for customer financing for the 2003 crop year of up to $255 million. This compares to total 2002 crop year customer financing of approximately $465 million. This credit facility and the revolving credit facility (which financed 2002 crop loans and can not be used to fund 2003 crop year loans) expire in June 2003 unless certain actions are taken, including a capital investment as described below. There can be no assurance the Company will be successful in securing additional financing and, if financing is secured, it may be on terms less favorable than current terms.

The Company is taking action in order to secure additional financing. As described below, the Company has entered into a securities purchase agreement with American Securities Capital Partners, L.P. ("ASCP") whereby ASCP has agreed to invest up to $70 million in capital in the Company, of which $35 million would be immediately available. The Company believes this transaction will assist in arranging for the needed financing. The securities purchase agreement is subject to certain conditions, including shareholder approval. Finalization of this transaction is not assured.

In the event that the ASCP transaction does not close and alternative financing cannot be arranged, the Company may be left with limited options. Failure to obtain new financing would materially impair the Company's ability to continue operations under the normal course of business and could have a material adverse impact upon the Company.

The Company entered into a securities purchase agreement during February 2003 with ASCP, a New York private-equity investment firm, under which ASCP has agreed to invest up to $70 million in the Company in exchange for convertible preferred stock. The agreement contemplates that ASCP will contribute up to $70 million in three annual installments; the first payment of $35 million is subject, among other things, to satisfactory completion of due diligence, the Company arranging for long-term financing and shareholder approval. The second and third payments are conditional upon the Company achieving certain economic thresholds. At this time, management does not believe it will meet these economic thresholds. ASCP will have voting control of the Company after the initial funding.

The parties are presently conducting due diligence, negotiating final terms and documentation. If the transaction is consummated, current shareholders will incur dilution. There can be no assurance at this time that this investment will be consummated. The Company is considering various alternatives in the event that the transaction is not completed.

In addition to the ASCP transaction, the Company has undertaken certain actions to continue operations at a reduced level of revenue. The Company is anticipating that the $220 million credit facility will allow for customer financing for the 2003 crop year of up to $255 million as compared to 2002 crop year financing of $465 million. Because of the timing of these crop loans the Company will need to operate for the 2003 crop year on this lower level of activity. Management believes that this level of activity will be adequate to sustain operations in this transition year.

The Company has also implemented a cost reduction program which will help to mitigate the effects of the reduced financing capabilities of the Company. Among other cutbacks, the Company reduced its workforce by approximately 30% in May 2003. Management believes that it will be able to regain some of the market share lost as a result of the inability to provide financing to customers for the 2003 year. Management also believes that with the cost reduction program that was implemented and the consummation of the ASCP capital investment, the Company will be able to obtain long-term financing without suffering irrecoverable losses due to the reduced lending capabilities. No assurance can be given that the Company would be successful in these efforts.

Critical Accounting Policies

The "Management's Discussion and Analysis of Financial Condition and Results of Operations," and disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements". Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for doubtful notes.

The allowance for doubtful notes is established through a provision for doubtful notes charged to expense. Loans are charged against the allowance for doubtful notes when management believes that collectibility of the customer receivable is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of those economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for doubtful notes may be greater or less than future charge-offs.

General

Net revenues increased 22% to $197.9 million for Fiscal 2003 as compared to $162.0 million in Fiscal 2002. Net income increased 8% to $5.9 million in 2003 from $5.5 million in 2002. The Company reported basic and diluted earnings per share of $1.08 and $1.07 for Fiscal 2003, respectively, compared to $1.01 and $1.00 per share, respectively, in Fiscal 2002.

Results of Operations

Selected Operating Results

The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

	Dollars (in thousands) and Percentage of Total Net Revenue					
	Year Ended February 28, 2003		Year Ended February 28, 2002		Year Ended February 28, 2001	
Net revenues:						
Farm inputs	$160,482	81.1%	$128,739	79.4%	$130,067	77.2%
Financing income	29,196	14.8%	26,536	16.4%	31,861	18.9%
Customer fees	6,605	3.3%	5,652	3.5%	5,900	3.5%
Other	1,583	0.8%	1,070	0.7%	665	0.4%
Total net revenues	$197,866	100.0%	$161,997	100.0%	$168,493	100.0%
Cost of revenues:						
Farm inputs	$147,936	74.8%	$119,098	73.6%	$120,329	71.5%
Financing expense	16,205	8.2%	13,830	8.5%	17,082	10.1%
Provision for doubtful notes	9,068	4.6%	7,485	4.6%	6,266	3.7%
Total cost of revenues	$173,209	87.6%	$140,413	86.7%	$143,677	85.3%
Income before operating expenses and income taxes	$24,657	12.4%	$21,584	13.3%	$24,816	14.7%
Operating expenses	15,265	7.7%	12,679	7.8%	12,799	7.6%
Income before income taxes	$9,392	4.7%	$8,905	5.5%	$12,017	7.1%
Income taxes	3,494	1.7%	3,429	2.1%	4,564	2.7%
Net income	$5,898	3.0%	$5,476	3.4%	$7,453	4.4%

Net Revenues

The Company reclassified its revenues in the current fiscal year to present revenues associated with the cash advances for fuel, irrigation, land rents and other farm inputs and revenues associated with the input only program on a net reporting basis in contrast to the previously presented gross reporting basis. All information provided in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon the new revenue reporting basis. The input only program is a financing program provided by the Company for various suppliers and manufacturers. The Company has decided to report its revenue in this manner because it believes it is a preferable presentation under current generally accepted accounting principles. This presentation has the impact of reducing farm input revenues and cost of farm input revenues from previously reported amounts by approximately $268.1 million, $225.4 million and $177.2 million for the years ended February 28, 2003, 2002 and 2001, respectively. This presentation has no impact on future or past earnings of the Company.

Net revenues in Fiscal 2003 increased 22% to $197.9 million, compared with $162.0 million in 2002, and $168.5 million in 2001. The Company reached record level of revenues in 2003 as a result of strong demand for the Company's AgriFlex Credit® Financing Program and an excellent spring planting season in its primary market area. Financing income as a percentage of net revenues decreased to 14.8% in Fiscal 2003 from 16.4% in 2002 and 18.9% in 2001. The decrease in financing income as a percentage of net revenues for Fiscal 2003 was primarily a result of a decrease in the average prime lending rate over the prior year of approximately 165 basis points, which is the base rate used by the Company to charge interest on a variable rate basis to its customers. The decrease in financing income as a percentage of net revenues for Fiscal 2002 over Fiscal 2001 was primarily a result of a decrease in the prime-lending rate by approximately 300 basis points. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers.

In addition to financing income, net revenues primarily consist of farm inputs, including seed, agricultural chemicals and fertilizer. Customer fees consist of program fees and insurance brokerage services. Net revenue for the years ended February 28, 2003 and 2002 are summarized below.

Net Revenues (Dollars in thousands)	February 28, 2003		February 28, 2002	
Seeds	$51,651	26.1%	$37,235	23.0%
Chemicals	57,867	29.2%	47,687	29.4%
Fertilizers	50,964	25.8%	43,817	27.0%
Financing income	29,196	14.8%	26,536	16.4%
Customer fees	6,605	3.3%	5,652	3.5%
Other income	1,583	0.8%	1,070	0.7%
Net revenue	$197,866	100.0%	$161,997	100.0%

Cost of Revenues

The total cost of revenues was 87.6% of net revenues for Fiscal 2003, which increased from 86.7% of net revenues in 2002, which increased from 85.3% of net revenues in 2001. The increase in the total cost of revenues as a percentage of net revenues in Fiscal 2003 was a result of increased financing expenses. The gross margin on net revenues increased to 6.3% in 2003 from 6.0% in 2002 and 5.8% in 2001 while the gross margin on financing decreased to 6.6% in 2003 from 7.8% in 2002 and 8.8% in 2001. The decrease in gross margin on financing is due to a decrease in the average prime lending rate by approximately 165 basis points and to additional fees and pricing increases paid by the Company in connection with the extension of the Company's credit facilities. These fees and increased pricing had the effect of raising the Company's cost of funds by 112 basis points or approximately $3.7 million when compared to Fiscal 2002. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime, LIBOR and commercial paper interest rates under the Company's financing agreements. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For Fiscal 2003, 2002 and 2001, the Company offered variable rate notes to customers ranging from prime to 4.0% above prime. The provision for doubtful notes, as a percentage of net revenues, remained constant at 4.6% in Fiscal 2003 and 2002, increasing from 3.7% in Fiscal 2001.

Operating Expenses

Operating expenses have remained relatively constant at 7.7% of net revenues in Fiscal 2003 as compared to 7.8% for Fiscal 2002, which increased from 7.6% for Fiscal 2001. The increase in the dollar amount of operating expenses is attributed to the Company's growth and increased incentive compensation related to higher Company earnings.

Manpower expenses increased to $10.3 million in Fiscal 2003 from $8.6 million in 2002 and $8.3 million in 2001. This is a result of the Company adding employees as well as general wage rate increases to existing employees and increased incentive compensation related to higher Company earnings. The balance of the increase in operating expenses is attributed to the Company's growth.

Net Income

Net income increased 8% to $5.9 million in Fiscal 2003, compared with $5.5 million in 2002, which decreased from $7.5 million in 2001. The increase in net income is primarily attributable to the increase in volume of the Company's AgriFlex Credit® program, which was offset by additional financing expenses incurred by the Company during Fiscal 2003.

Powerfarm

The Company continues to leverage its business model and use of its credit products via the Internet through Powerfarm.com. The site highlights Ag Services' credit programs and allows farmers to apply for credit lines electronically. In addition, existing customers have the ability to access detailed account information 24 hours a day through the site.

Seasonality

The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for Fiscal 2003 and 2002. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Fiscal 2003 Quarter Ended			
	May 31	August 31	November 30	February 28
		(Dollars in Thousands)		
Net revenues	$75,245	$80,138	$18,466	$24,017
Net income	$2,157	$2,502	$1,354	($115)

	Fiscal 2002 Quarter Ended			
	May 31	August 31	November 30	February 28
		(Dollars in Thousands)		
Net revenues	$60,796	$60,517	$16,378	$24,306
Net income	$1,834	$2,025	$1,297	$320

Inflation

The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in Fiscal 2003, 2002, or 2001.

Adoption of Financial Accounting Standard

Effective March 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative financial instruments that qualify for hedge accounting, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or stockholder's equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of FAS 133 did not have a material effect on the primary financial statements, but did increase Fiscal 2003 comprehensive income by $0.2 million and reduced Fiscal 2002 comprehensive income by $1.4 million.

Liquidity and Capital Resources

Described below are various matters related to the Company's liquidity and capital resources. This section should be read in conjunction with the description of the Company's financing issues as described in "Financing and Going Concern Matters".

Due to the seasonality of the Company's revenues and the terms of its customer notes receivable, the Company is required to finance the carrying of its revenues as customer notes receivable, for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 2003 and 2002, the Company had approximately $101 million and $153 million respectively, in commitments to supply farm inputs.

The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, trade credit and bank and commercial paper borrowings. For the Fiscal years ended February 28, 2003, 2002 and 2001, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 82.5%, 78.6% and 79.2%; trade credit 3.9%, 3.3% and 4.3%; and equity 13.6%, 18.1% and 16.5%. The increase in bank and commercial paper borrowings as a percentage of farm input purchases was a result of the Company's ability to leverage its equity through the more favorable terms of bank and commercial paper borrowings. Capital expenditures have been financed through bank borrowings. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company in April 1990, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in Fiscal 1997.

At February 28, 2003 the Company had working capital of $18.1 million, a decrease of $1.0 million since February 28, 2002. The components of this net decrease, since February 28, 2002, were (i) $1.0 million decrease resulting from operating activities, consisting of approximately $5.9 million in net income, $0.7 million in depreciation, $1.6 million in amortization, and the remainder from a net change in other working capital items, (ii) capital expenditures of approximately $1.3 million related to the acquisition of equipment and furniture and offset by (iii) net proceeds of $0.1 million from the issuance of common stock upon exercise of options.

The Company negotiated a $200 million revolving line of credit for the 2003 Crop Year that expires in December 2003. The terms of the agreement allow for two variable interest rate alternatives based on LIBOR or prime (current effective rates range from 3.875% to 5.50% at February 28, 2003). The total amount outstanding under the revolving line of credit at February 28, 2003 was $57.2 million. At February 28, 2003 the Company had a maximum amount available under the line of credit of approximately $2.8 million based on a borrowing base computation provided by the agreement. This line of credit contains a provision which accelerates the due date to June 15, 2003 in the event the Company does not receive an equity investment from ASCP. The Company anticipates that it will not meet this provision and the line of credit will be extended to meet the timing of the expected ASCP equity investment. There can be no assurance that the Company will get this extension.

The Company has negotiated amendments to its asset backed securitized financing program to extend the due date to June 2003 from November 2002. This facility does not allow for the financing of 2003 Crop Year receivables. This program is currently in a wind down phase, which calls for an orderly collection of the notes receivable and pay down of the outstanding borrowings. Ag Acceptance (the Company's wholly-owned, special purpose corporation) pledges its interest in these notes receivable to a commercial paper market conduit entity which incurs interest at variable rates in the commercial paper market (current effective rates range from 1.27% to 1.31% at February 28, 2003) and the remaining portion is a term note with interest at a variable cost of LIBOR plus 50 basis points (current effective rate is 1.83% at February 28, 2003). The total outstanding under the asset backed securitized financing program at February 28, 2003 and 2002 was $52.4 million and $132.5 million, respectively.

The Company's $75 million revolving line of credit facility was also amended in November 2002 to extend its due date to March 31, 2003. Subsequent to year-end, this facility was reduced to $65 million and extended to June 2003. This facility also does not allow for the financing of 2003 Crop Year receivables. Additional terms of the agreement allow a variable interest rate based on prime (current effective rate is 7.25% at February 28, 2003). The total outstanding under this facility at February 28, 2003 and 2002 was $53.4 million and $45.0 million, respectively.

All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. The Company was in violation of one covenant at February 28, 2003, however, the note holders have waived this violation.

In June 2002, the Company negotiated a credit facility with a financial institution whereby the Company participates certain customer notes receivable to this institution effective through January 2004. Advances and repayments under this credit agreement are based on, and collateralized by the performance of these customer notes receivable. This agreement accrues interest based on the variable interest rates of the underlying customer notes receivables ranging from prime to 2.5% over prime (current effective rates range from 4.25% to 6.75%). At February 28, 2003 the Company had $11.6 million outstanding under the agreement.

The Company has a credit agreement whereby the Company may borrow up to $3.8 million, with a declining balance provision, on a revolving line of credit through April 2022. This credit agreement was used to finance the Company's corporate headquarters at a fixed interest rate of 5.74% through November 2006. At February 28, 2003 and 2002, the Company had $2.8 million and $3.5 million, respectively, outstanding under the credit agreement. The agreement also contains various restrictive financial covenants.

In February 2002, three executive officers of the Company, who are also the original founders of the Company, loaned an aggregate of $4.4 million to the Company. The due date has been extended to June 2003. The Company makes monthly interest payments to these officers at a variable interest rate of 0.5% below the prime rate (current effective rate is 3.75% at February 28, 2003). These notes are collateralized by a second mortgage on the Company's corporate headquarters.

The Company maintains an interest-rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. The Company's specific goal is to lower (where possible) the cost of its borrowed funds.

In July 2000, the Company entered into an interest rate swap agreement with an original notional amount of $30 million. The current notional amount of $22.5 million decreases by

$7.5 million annually in each July 2003, 2004 and 2005. The swap is utilized to manage interest rate exposures and is designated as a cash flow hedge. The swap agreement is a variable receive/fixed pay swap, which expires in July 2005 and has the effect of converting the interest rate paid on the notional amount of the Company's variable rate debt to a fixed rate of 9.78%. The differential to be paid or received on the swap agreement is recognized and accrued over the life of the agreement as other comprehensive income based on the remaining outstanding notional amount or changes in interest rates. Included in other comprehensive income at February 28, 2003 and 2002 is a loss of approximately $1.2 million and $1.4 million, respectively. The difference between the Company's actual variable interest expense and 9.78% on the notional amount for the next twelve months is reclassified from other comprehensive income and recognized as interest expense.

Quantitative and Qualitative Disclosures About Market Risk

At February 28, 2003, the Company had $183.7 million outstanding in notes payable at an average variable interest rate of 4.87%. The Company has an interest rate swap which effectively converts $30 million of this variable rate debt to a fixed rate instrument. The Company also has a building loan with a fixed rate of interest. After considering the effect of the swap and the building loan, the Company has floating rate debt of $156.5 million at a variable interest rate of 4.15%. A 10% increase in the average variable interest rate would increase interest expense by approximately 41 basis points. Assuming similar average outstanding borrowings for Fiscal 2002 of $331 million, this would increase the Company's interest expense by approximately $1,357,000.

The above sensitivity analysis is to provide information about the Company's potential market risks as they pertain to an adverse change in interest rates. The above analysis excludes the positive impact that increased interest rates would have on financing income as more than 95% of the Company's notes receivable are variable rate notes.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Information contained in this report, other than historical information, should be considered forward looking, which reflect Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; and other risks detailed in the Company's Securities and Exchange Commission filings.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa

We have audited the accompanying consolidated balance sheets of Ag Services of America, Inc. as of February 28, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended February 28, 2003, 2002, and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America, Inc. as of February 28, 2003 and 2002, and the results of its operations and its cash flows for the years ended February 28, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company depends on lines of credit to finance its operations and has been unable to secure long term financing beyond June 2003. As described in Note 2, the Company has entered into an agreement to raise additional equity and is pursuing the acquisition of long term financing, however, if the Company is unable to obtain new financing, it may be unable to repay its debts in the normal course of business, and continue normal operations. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As explained in Note 1 to the consolidated financial statements, the consolidated statements of income for 2002 and 2001 have been reclassified to present certain farm inputs revenue and cost of revenue on a net basis rather than on a gross basis.

McGladrey & Pullen, LLP

Des Moines, Iowa
April 8, 2003

CONSOLIDATED BALANCE SHEETS ◦ FEBRUARY 28, 2003 AND FEBRUARY 28, 2002 (DOLLARS IN THOUSANDS)

ASSETS (Note 4)	2003	2002
CURRENT ASSETS		
Cash	$8	$42
Customer notes receivable, less allowance for doubtful notes and reserve for discounts 2003 $12,892; 2002 $10,521 (Note 3)	209,732	202,981
Inventory and other assets	2,714	3,466
Foreclosed assets held for sale	2,266	2,314
Prepaid income taxes	- -	735
Deferred income taxes, net (Note 6)	5,524	4,030
Total current assets	$220,244	$213,568
LONG-TERM RECEIVABLES AND OTHER ASSETS		
Customer notes receivable, less allowance for doubtful notes 2003 $5,208; 2002 $4,079 (Note 3)	$53,418	$51,166
Deferred financing costs, less accumulated amortization 2003 $2,090; 2002 $513	367	598
Deferred income taxes, net (Note 6)	1,926	2,335
	$55,711	$54,099
PROPERTY AND EQUIPMENT		
Land and building, less accumulated depreciation 2003 $137; 2002 none	$5,387	$5,316
Equipment, less accumulated depreciation 2003 $2,087; 2002 $1,675	1,326	818
	$6,713	$6,134
	$282,668	$273,801

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES		
Notes payable, including current maturities (Note 4)	$180,872	$179,736
Outstanding checks in excess of bank balances	16,488	10,723
Accounts payable	1,037	1,738
Accrued expenses, including due to officers 2003 $932; 2002 $257	3,584	2,233
Income taxes payable	168	- -
Total current liabilities	$202,149	$194,430
LONG-TERM LIABILITIES (Note 4)	$2,808	$7,904
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 8)		
STOCKHOLDERS' EQUITY (Note 4)		
Capital stock, common, no par or stated value; authorized 10,000,000 shares; issued 2003 5,479,514 shares; 2002 5,468,864 shares (Notes 7 and 9)	$24,499	$24,396
Retained earnings	54,379	48,481
Accumulated other comprehensive income (loss)	(1,167)	(1,410)
	$77,711	$71,467
	$282,668	$273,801

See Notes to Consolidated Financial Statements.


Ag Services®
of America, Inc.

Consolidated Statements of Income ◦ Years Ended February 28, 2003, 2002 and 2001

(Dollars in Thousands, Except Per Share Amounts)

	2003	2002	2001
Net revenues:			
Farm inputs	$160,482	$128,739	$130,067
Financing income	29,196	26,536	31,861
Customer fees	6,605	5,652	5,900
Other	1,583	1,070	665
	$197,866	$161,997	$168,493
Cost of revenues:			
Farm inputs	$147,936	$119,098	$120,329
Financing expense	16,205	13,830	17,082
Provision for doubtful notes (Note 3)	9,068	7,485	6,266
	$173,209	$140,413	$143,677
	$24,657	$21,584	$24,816
Operating expenses (Notes 5 and 8)	15,265	12,679	12,799
Income before income taxes	$9,392	$8,905	$12,017
Income taxes (Note 6)	3,494	3,429	4,564
Net income	$5,898	$5,476	$7,453
Earnings per share (Notes 1 and 9):			
Basic	$1.08	$1.01	$1.41
Diluted	$1.07	$1.00	$1.36
Weighted average shares (Notes 1 and 9):			
Basic	5,477,277	5,415,104	5,271,069
Diluted	5,494,366	5,489,755	5,490,109

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED FEBRUARY 28, 2003, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	Capital Stock			Accumalated		
	Shares Issued	Amount	Retained Earnings	Other Comprehensive Income(loss)	Total	Comprehensive Income
Balance, February 29, 2000	5,249,039	$22,884	$35,552	$- -	$58,436	
Comprehensive income:						
Net income	--	--	7,453	--	7,453	$7,453
Issuance of capital stock upon the exercise of options (Note 7)	31,525	278	--	--	278	
Issuance of capital stock under stock purchase plan (Note 7)	500	11	--	--	11	
Balance, February 28, 2001	5,281,064	$23,173	$43,005	$- -	$66,178	
Comprehensive income:						
Net income	--	--	5,476	--	5,476	$5,476
Other comprehensive income (loss), net of tax						
Interest rate swap (Note 4):						
Cumulative effect of the change in accounting principle	--	--	--	(1,313)	(1,313)	(1,313)
Change for the year	--	--	--	(97)	(97)	(97)
Total comprehensive income						$4,066
Issuance of capital stock upon the exercise of options (Note 7)	187,700	717	--	--	717	
Tax benefit from employee stock options exercised	--	505	--	--	505	
Issuance of capital stock under stock purchase plan (Note 7)	100	1	--	--	1	
Balance, February 28, 2002	5,468,864	$24,396	$48,481	($1,410)	$71,467	
Comprehensive income:						
Net income	--	--	5,898	--	5,898	$5,898
Other comprehensive income (loss), net of tax						
Interest rate swap (Note 4):						
Change for the year	--	--	--	243	243	243
Total comprehensive income						$6,141
Issuance of capital stock upon the exercise of options (Note 7)	10,550	80	--	--	80	
Tax benefit from employee stock options exercised	--	22	--	--	22	
Issuance of capital stock under stock purchase plan (Note 7)	100	1	--	--	1	
Balance, February 28, 2003	5,479,514	$24,499	$54,379	($1,167)	$77,711	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS ◦ YEARS ENDED FEBRUARY 28, 2003, 2002 AND 2001

(DOLLARS IN THOUSANDS)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$5,898	$5,476	$7,453
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	681	486	485
Amortization	1,577	344	300
Deferred income taxes	(1,225)	(1,470)	(1,858)
(Gain) Loss on sale of equipment and foreclosed assets	42	149	(62)
Change in assets and liabilities:			
(Increase) in customer notes receivable	(9,003)	(50,104)	(52,333)
(Increase) decrease in inventory and other assets	752	3,234	(1,837)
(Increase) decrease in prepaid and income taxes payable	925	(500)	1,192
Increase (decrease) in accounts payable and accrued expenses	650	884	(456)
Net cash provided by (used in) operating activities	$297	($41,501)	($47,116)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of equipment	$59	$126	$224
Purchase of building and equipment	(1,316)	(4,682)	(778)
Proceeds from sale of foreclosed assets held for sale	364	1,916	296
Purchase of foreclosed assets held for sale	(361)	(994)	(810)
Net cash (used in) investing activities	($1,254)	($3,634)	($1,068)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from short-term borrowings	$486,770	$4,404	$31,450
Principal payments on short-term borrowings	(489,655)	--	(49,350)
Proceeds from long-term borrowings	6,576	362,572	288,663
Principal payments on long-term borrowings	(7,268)	(329,342)	(216,382)
Increase (decrease) in excess of outstanding checks over bank balances	5,765	6,789	(5,900)
Deferred financing costs	(1,346)	(25)	(570)
Proceeds from issuance of capital stock, net (Note 7)	81	718	289
Net cash provided by financing activities	$923	$45,116	$48,200
Increase (decrease) in cash	($34)	($19)	$16
CASH			
Beginning	42	61	45
Ending	$8	$42	$61
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$14,529	$13,415	$16,635
Income taxes	$3,794	$5,399	$3,372
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Deferred revenue on donated land	--	--	$875
Customer notes receivable transferred to foreclosed assets held for resale	--	$1,355	$292

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the retail sale of farm inputs to agricultural producers located throughout the United States through direct financing of these farm inputs on credit terms that the Company establishes for its customers.

Basis of presentation:

The consolidated financial statements include the accounts of Ag Services of America, Inc. ("the Company") and its subsidiaries, Ag Acceptance Corporation and Powerfarm, Inc., which are wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

Unless otherwise noted, all dollar amounts presented are in thousands except per share amounts.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for doubtful notes.

Significant accounting policies:

Revenue recognition and seasonal nature of business:

The Company recognizes revenue from the sales of farm inputs such as seed, fertilizer and agricultural chemicals upon delivery to the customers. Customer fees consist of program fees and insurance brokerage services. Program fees are recognized at estimated realizable amounts as the services are performed. Insurance brokerage revenues, also classified as customer fees, are recognized generally on the effective date of the policies or on the billing date, whichever is later. During the three years ended February 28, 2003, 2002 and 2001, the percentage of net revenues attributable to the sale of seed, fertilizer, agricultural chemicals, customer fees and financing income was as follows.

	2003	2002	2001
Seed	26.1%	23.0%	22.7%
Chemicals	29.2%	29.4%	28.7%
Fertilizer	25.8%	27.0%	25.7%
Customer fees	3.3%	3.5%	3.5%
Financing	14.8%	16.4%	18.9%
Other	0.8%	0.7%	0.5%
Total	100.0%	100.0%	100.0%

The Company decided in the current fiscal year to present revenues associated with the cash advances for fuel, irrigation, land rents and other farm inputs and revenues associated with the input only program on a net reporting basis in contrast to the previously presented gross reporting basis.

The input only program is a financing program provided by the Company for various suppliers and manufacturers. The Company has decided to report its revenue in this manner because it believes it is a preferable presentation under current generally accepted accounting principles. This presentation has the impact of reducing farm input revenues and cost of farm input revenues from previously reported amounts by approximately $268,104, $225,359 and $177,160 for the years ended February 28, 2003, 2002 and 2001, respectively. This change of presentation has no impact on future or past earnings of the Company.

The income statement for the years ended February 28, 2002 and 2001 have been reclassified for this change in presentation. Presented below is the revenue that would have been included in the statements of income under the previous presentation.

	2003	2002	2001
Farm input revenue	$430,169	$355,168	$307,892
Financing income	29,196	26,536	31,861
Customer fees	6,605	5,652	5,900
Total income	$465,970	$387,356	$345,653

Financing income on customer notes receivable is accrued based upon the outstanding principal balance of the underlying note. The accrual of interest is discontinued on a note when management believes, after considering collection efforts and other factors, that the customer's financial condition is such that collection of interest is doubtful. When previously accrued interest is deemed to be uncollectible, such amount is charged to the allowance for doubtful notes. No interest income is recognized on those notes until the principal balance has been collected.

Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

First quarter, March 1 to May 31	39%
Second quarter, June 1 to August 31	39%
Third quarter, September 1 to November 30	10%
Fourth quarter, December 1 to February 28	12%

Customer notes receivable and allowance for doubtful notes:

Customer notes receivable are stated at the principal amounts outstanding reduced by the reserve for discounts and the allowance for doubtful notes. The reserve for discounts is maintained at an amount considered to be adequate based on past experience of cash discounts granted. The reserve is increased by provisions recorded as a reduction of revenues and is reduced by cash discounts granted to customers. The allowance for doubtful notes is maintained at an amount that management considers adequate to absorb estimated losses relating to specifically identified notes, as well as probable credit losses inherent in the balance of the note portfolio, based on an evaluation of the collectibility of existing notes and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the note portfolio, overall portfolio quality, review of specific problem notes, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. The allowance is increased by provisions charged to cost of revenues. Notes are charged against the allowance for doubtful notes when management believes that collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

Customer notes receivable are considered impaired when based on current information and events, it is probable the Company will not be able to collect all contractual principal and interest payments due in accordance with the terms of the agreement. Impaired loans are measured on an individual basis based on the present value of expected future cash flows discounted at the note's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and subsequent changes are included in the allowance for doubtful notes.

Inventories:

Inventories of agricultural inputs are valued at lower of cost (first-in, first-out method) or market.

Foreclosed assets held for sale:

Foreclosed assets, primarily real estate, are valued at lower of cost or fair market value minus estimated costs to sell.

Property, equipment and depreciation:

Land, which is the land donated by the City of Cedar Falls, Iowa is carried at $875, which is the estimated fair market value of the land at the date of the grant. The corresponding deferred revenue associated with the land donated to the Company is included in accrued expenses and is being amortized by the straight-line method over the estimated life of the building placed into service in February 2002. Building, primarily the office space constructed on the donated land is carried at cost and is being depreciated using the straight-line method over 40 years.

Equipment, primarily transportation and office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from three to seven years.

Deferred financing costs:

The Company incurs financing cost with lenders in connection with its borrowing programs. These fees are deferred and amortized using the interest method over the life of the respective loan agreement.

Advertising costs:

The Company charges the costs of advertising to expense as incurred. Advertising expense for the years ended February 28, 2003, 2002 and 2001 was $437, $663 and $1,071, respectively.

Income tax matters:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock options issued to employees:

SFAS No. 123, "Accounting for Stock-Based Compensation", establishes a fair value based method for the accounting and financial reporting of its stock-based employee compensation plans. However, as allowed by the standard, the Company has elected to continue to apply the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the period of service.

Had compensation cost for the Company's two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

	2003	2002	2001
Net income, as reported	$5,898	$5,476	$7,453
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(344)	(468)	(432)
Pro forma net income	$5,554	$5,008	$7,021
Basic earnings per share			
As reported	$1.08	$1.01	$1.41
Pro forma	$1.01	$0.92	$1.33
Diluted earnings per share			
As reported	$1.07	$1.00	$1.36
Pro forma	$1.01	$0.91	$1.28

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in Fiscal 2003, 2002, and 2001, respectively: risk-free interest rates of 3.4%, 5.2%, and 4.7%; expected lives of 7 for all years; price volatility of 39.8%, 39.5%, and 33.9% and no expected dividends.

Fair value of financial instruments:

The carrying amount of cash, current customer notes receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of non-current customer notes receivable and notes payable approximate fair value because these instruments bear interest at approximate current rates offered to credit customers and available to the Company for similar borrowings. The fair value of the interest rate swap agreement discussed in Note 3 is based on the market price provided by the commercial bank, which is counterparty to the agreement, and represents the amount the Company would pay or receive to terminate the agreement.

Earnings per share:

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the dilutive effect of stock options during the periods presented increase the weighted average number of shares.

Reportable operating segments:

The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment.

Adoption of FAS 133:

The Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), *Accounting for Derivative Instruments and Hedging Activities*, on March 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of $1,313 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments during Fiscal 2002.

Derivative Instruments and Hedging Activities:

All derivatives are recognized on the balance sheet at their fair value. The Company uses derivative instruments solely in connection with borrowings on its term debt. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized liability ("cash flow" hedge). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash-flow hedge, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Pending Accounting Pronouncements:

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. Adoption of this standard is not expected to have a significant impact on the Corporation's financial condition or results of operations.

Note 2. Financing and Going Concern Matters

Financing Agreements

The availability of lines of credit is essential to the Company's operations. As of May 15, 2003, the Company has arranged for financing for the 2003 crop year of approximately $220 million, which allows for customer financing for the 2003 crop year of up to $255 million. This compares to total 2002 crop year customer financing of approximately $465 million. This credit facility and the revolving credit facility (which financed 2002 crop loans and can not be used to fund 2003 crop year loans) expire in June 2003 unless certain actions are taken, including a capital investment as described below. There can be no assurance the Company will be successful in securing additional financing and, if financing is secured, it may be on terms less favorable than current terms.

The Company is taking action in order to secure additional financing. As described below, the Company has entered into a securities purchase agreement with American Securities Capital Partners, L.P. ("ASCP") whereby ASCP has agreed to invest up to $70 million in capital in the Company, of which $35 million would be immediately available. The Company believes this transaction will assist in arranging for the needed financing. The securities purchase agreement is subject to certain conditions, including shareholder approval. Finalization of this transaction is not assured.

In the event that the ASCP transaction does not close and alternative financing cannot be arranged, the Company may be left with limited options. Failure to obtain new financing would materially impair the Company's ability to continue operations under the normal course of business and could have a material adverse impact upon the Company.

Anticipated Equity Infusion

The Company entered into a securities purchase agreement during February 2003 with ASCP, a New York private-equity investment firm, under which ASCP has agreed to invest up to $70 million in the Company in exchange for convertible preferred stock. The agreement contemplates that ASCP will invest up to $70 million in three annual installments; the first payment of $35 million is subject, among other things, to satisfactory completion of due diligence, the Company arranging for long-term financing and shareholder approval. The second and third payments are conditional upon the Company achieving certain economic thresholds. At this time, management does not believe it will meet these economic thresholds. ASCP will have voting control of the Company after the initial funding.

The parties are presently conducting due diligence, negotiating final terms and documentation. If the transaction is consummated, current shareholders will incur substantial dilution. There can be no assurance at this time that this investment will be consummated. The Company is considering various alternatives in the event that the transaction is not completed.

Company Actions

In addition to the ASCP transaction, the Company has undertaken certain actions to continue operations at a reduced level of revenue. The Company is anticipating that the $220 million credit facility will allow for customer financing for the 2003 crop year of up to $255 million as compared to 2002 crop year financing of $465 million. Because of the timing of these crop loans the Company will need to operate for the 2003 crop year on this lower level of activity. Management believes that this level of activity will be adequate to sustain operations in this transition year.

The Company has also implemented a cost reduction program which will help to mitigate the effects of the reduced financing capabilities of the Company. Management believes that it will be able to regain some of the market share lost as a result of the inability to provide financing to customers for the 2003 year. Management also believes that with the cost reduction program that was implemented and the consummation of the ASCP capital investment, the Company will be able to obtain long-term financing without suffering irrecoverable losses due to the reduced lending capabilities. No assurance can be given that the Company would be successful in these efforts.

Going Concern

The accompanying consolidated financial statements have been prepared on the going concern basis of accounting and do not reflect any adjustments that might result if the Company were unable to continue as a going concern. As discussed above, the Company's financing expires in June 2003 and the Company has been unable to secure long-term financing beyond that date. If the Company is unable to obtain new financing, it may be unable to repay its debts in the normal course of business and be forced to liquidate. This raises substantial doubt about the Company's ability to continue as a going concern.

The three preceding sections entitled "Financing Agreements," "Anticipated Equity Infusion," and "Company Actions" describe the financing structure and the actions the Company has taken and is planning to take to alleviate the situation. However, there can be no assurance that these actions will be sufficient to repay its debt in the normal course of business and continue normal operations. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 3. Customer Notes Receivable

Customer notes receivable consist of the following:

	As of February 28, 2003	As of February 28, 2002
Prior years	$2,485	$5,026
1999 spring accounts	8,092	10,712
2000 spring accounts	8,098	17,501
2001 spring accounts	25,749	107,125
2002 spring accounts	129,607	97,022
2003 spring accounts	77,590	- -
Intermediate accounts	29,629	31,361
	$281,250	$268,747
Less reserve for discounts	5,800	5,100
Less allowance for doubtful notes	12,300	9,500
	$263,150	$254,147

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

	As of February 28, 2003	As of February 28, 2002
Principal	$276,709	$263,928
Accrued interest	4,541	4,819
Total	$281,250	$268,747

Accrued interest is included on the balance sheet with customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:

	As of February 28, 2003	As of February 28, 2002
Principal	$47,923	$25,417
Accrued interest	773	812
Total	$48,696	$26,229
Allowance provided for impaired (nonaccrual) notes, included in allowance for doubtful notes	$6,466	$4,216
Average balance of impaired (nonaccrual) customer notes receivable outstanding during fiscal year	$38,568	$29,134
Number of accounts	183	115



The Company collected and recorded $51, $186 and $118 of interest income on impaired (nonaccrual) notes receivable during Fiscal 2003, 2002 and 2001, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes timely ranging from 1% to 3%. The notes bear interest from 8.0% to 10.5% for fixed rate notes and from prime to 4.0% above the prime rate as listed in the Wall Street Journal (currently 4.25% at February 28, 2003) for variable rate notes. The variable rate notes with customers may be subject to an "interest rate floor" which locks in a minimum interest rate for customers ranging from 4.75% to 10.25%.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of January 15 for north accounts and January 31 for south accounts. The amount of customer notes receivable that was past due was $174,031, $140,364 and $120,779, which includes notes on nonaccrual status of $41,196, $20,100 and $17,037 at February 28, 2003, 2002 and 2001 respectively.

Changes in the allowance for doubtful notes are summarized as follows:

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Balance, beginning	$9,500	$7,300	$4,550
Provision charged to operating expense	9,068	7,485	6,266
Recoveries of charged-off notes	327	756	515
Notes charged-off	(6,595)	(6,041)	(4,031)
Balance, ending	$12,300	$9,500	$7,300

The following tables show the Company's classification of its customer notes receivable:

	February 28, 2003					
	Acceptable (1)	OLEM(2)	Sub-standard(3)	Doubtful(4)	Loss (5)	Total
Prior years	$- -	$632	$1,812	$41	$- -	$2,485
1999 spring accounts	2	2,111	5,190	789	- -	8,092
2000 spring accounts	400	3,342	1,685	2,671	- -	8,098
2001 spring accounts	2,345	13,199	8,686	1,519	- -	25,749
2002 spring accounts	98,010	16,076	12,364	3,157	- -	129,607
Total past due	$100,757	$35,360	$29,737	$8,177	$- -	$174,031
2003 spring accounts	$77,144	$446	$- -	$- -	$- -	$77,590
Intermediate accounts	13,238	14,149	2,215	27	- -	29,629
	$90,382	$14,595	$2,215	$27	$- -	$107,219
Total customer notes receivable	$191,139	$49,955	$31,952	$8,204	$- -	$281,250

	February 28, 2002					
	Acceptable (1)	OLEM(2)	Sub-standard(3)	Doubtful(4)	Loss (5)	Total
Prior years	$- -	$164	$675	$11	$- -	$850
1998 spring accounts	- -	1,174	2,413	589	- -	4,176
1999 spring accounts	198	1,806	7,256	1,452	- -	10,712
2000 spring accounts	5,859	3,773	3,346	4,523	- -	17,501
2001 spring accounts	86,656	13,397	6,000	1,072	- -	107,125
Total past due	$92,713	$20,314	$19,690	$7,647	$- -	$140,364
2002 spring accounts	$97,022	$- -	$- -	$- -	$- -	$97,022
Intermediate accounts	25,383	2,496	3,334	148	- -	31,361
	$122,405	$2,496	$3,334	$148	$- -	$128,383
Total customer notes receivable	$215,118	$22,810	$23,024	$7,795	$- -	$268,747

(1) A customer note receivable is classified by the Company as "acceptable" if a customer account does not display any deficiencies regarding either the customer or the collateral.

(2) A customer note receivable is classified by the Company as "other loans especially mentioned (OLEM)" if a customer account is secured by adequate collateral which may possibly become impaired if not closely monitored by the Company. In addition, certain of these accounts, while adequately collateralized, have required an extended period of time to receive payment in full.

(3) A customer note receivable is classified by the Company as "substandard" if a customer account displays limited deficiencies regarding either the customer or the collateral. Payment in full is still considered likely and will require more than normal servicing and monitoring. Some probability of loss potential, while existing in the aggregate amount of substandard notes receivable, does not have to exist in individual notes classified as substandard.

(4) A customer note receivable is classified by the Company as "doubtful" if a customer account displays significant deficiencies regarding either the customer or the collateral. The "doubtful" classification does not mean that the customer note receivable has no likelihood of payment. However, under this classification, the deficiencies may result in the Company receiving less than payment in full.

(5) A customer note receivable is classified by the Company as "loss" if a customer account is clearly not performing. The "loss" classification does not mean that the loan has absolutely no recovery value in the future, but that currently there is limited liquidation value.

When determining the amount of a customer's credit limit, the Company estimates the value of the collateral. If there are superior liens on the collateral, such as a landlord's lien on the crop, the Company will not include the value of the collateral, to the extent of the amount of the superior lien, when determining a customer's credit limit. In the opinion of management, superior liens are not material to the Company's operations and do not materially affect the Company's rights because the Company values its collateral net of any existing superior liens.

Note 4. Pledged Assets and Related Debt

The Company negotiated a $200 million revolving line of credit for the 2003 Crop Year that expires in December 2003. The terms of the agreement allow for two variable interest rate alternatives based on LIBOR or prime (current effective rates range from 3.875% to 5.50% at February 28, 2003). The total amount outstanding under the revolving line of credit at February 28, 2003 was $57,150. At February 28, 2003 the Company had a maximum amount available under the line of credit of approximately $2.8 million based on a borrowing base computation provided by the agreement. This line of credit contains a provision which accelerates the due date to June 15, 2003 in the event the Company does not receive an equity investment from ASCP. The Company anticipates that it will not meet this provision and the line of credit will be extended to meet the timing of the expected ASCP equity investment. There can be no assurance that the Company will get this extension.

The Company has negotiated amendments to its asset backed securitized financing program to extend the due date to June 2003 from November 2002. This facility does not allow for the financing of 2003 Crop Year receivables. This program is currently in a wind down phase, which calls for an orderly collection of the notes receivable and pay down of the outstanding borrowings. Ag Acceptance pledges its interest in these notes receivable to a commercial paper market conduit entity which incurs interest at variable rates in the commercial paper market (current effective rates range from 1.27% to 1.31% at February 28, 2003) and the remaining portion is a term note with interest at a variable cost of LIBOR plus 50 basis points (current effective rate is 1.83% at February 28, 2003). The total outstanding under the asset backed securitized financing program at February 28, 2003 and 2002 was $52,386 and $132,501, respectively.

The Company's $75 million revolving line of credit facility was also amended in November 2002 to extend its due date to March 31, 2003. Subsequent to year-end, this facility was reduced to $65 million and extended to June 2003. This facility also does not allow for the financing of 2003 Crop Year receivables. Additional terms of the agreement allow a variable interest rate based on prime (current effective rate is 7.25% at February 28, 2003). The total outstanding under this facility at February 28, 2003 and 2002 was $53,450 and $45,000, respectively.

All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. The Company was in violation of one covenant at February 28, 2003, however, the note holders have waived this violation.

In June 2002, the Company negotiated a credit facility with a financial institution whereby the Company participates certain customer notes receivable to this institution effective through January 2004. Advances and repayments under this credit agreement are based on and collateralized by the performance of these customer notes receivable. This agreement accrues interest based on the variable interest rates of the underlying customer notes receivables ranging from prime to 2.5% over prime (current effective rates range from 4.25% to 6.75%). At February 28, 2003 the Company had $11.6 million outstanding under the agreement.

The Company has a credit agreement whereby the Company may borrow up to $3.8 million, with a declining balance provision, on a revolving line of credit through April 2022. This credit agreement was used to finance the Company's corporate headquarters at a fixed interest rate of 5.74% through November 2006. At February 28, 2003 and 2002, the Company had $2.8 million and $3.5 million, respectively, outstanding under the credit agreement. The agreement also contains various restrictive financial covenants.

In February 2002, three executive officers of the Company, who are also the original founders of the Company, loaned an aggregate of $4.4 million to the Company. The due date has been extended to June 2003. The Company makes monthly interest payments to these officers at a variable interest rate of 0.5% below the prime rate (current effective rate is 3.75% at February 28, 2003). These notes are collateralized by a second mortgage on the Company's corporate headquarters.

The Company maintains an interest-rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. The Company's specific goal is to lower (where possible) the cost of its borrowed funds.

In July 2000, the Company entered into an interest rate swap agreement with an original notional amount of $30 million. The current notional amount of $22.5 million decreases by $7.5 million annually in each July 2003, 2004 and 2005. The swap is utilized to manage interest rate exposures and is designated as a cash flow hedge. The swap agreement is a variable receive/fixed pay swap, which expires in July 2005 and has the effect of converting the interest rate paid on the notional amount of the Company's variable rate debt to a fixed rate of 9.78%. The differential to be paid or received on the swap agreement is recognized and accrued over the life of the agreement as other comprehensive income based on the remaining outstanding notional amount or changes in interest rates. Included in other comprehensive income at February 28, 2003 and 2002 is a loss of approximately $1,167 and $1,410, respectively. The difference between the Company's actual variable interest expense and 9.78% on the notional amount for the next twelve months is reclassified from other comprehensive income and recognized as interest expense.

Total amounts outstanding under all above agreements are summarized below:

	As of February 28, 2003	As of February 28, 2002
$200 million revolving line of credit	$57,150	$--
Asset backed securitized financing program	52,386	132,501
$75 million revolving line of credit	53,450	45,000
Participations	11,630	--
Building line of credit	2,808	3,500
Loans from executive officers	4,404	4,404
Interest rate swap	1,852	2,235
Total debt	$183,680	$187,640
Less current maturities	180,872	179,736
Long-term liabilities	$2,808	$7,904

Note 5. Commitments and Contingencies

Commitments:

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying financial statements. These include various commitments to supply farm input financing to customers. At February 28, 2003, 2002 and 2001, the Company had approximately $101,014, $152,763 and $120,446 respectively, in commitments to supply farm input financing, including seed, chemicals, fertilizer and other farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

Contingencies:

The Company is named in lawsuits in the ordinary course of business. Management for the Company believes, while the outcome of various legal proceedings is not certain, it is unlikely that these proceedings will result in any recovery which will materially affect the financial position or operating results of the Company.

The availability of lines of credit to finance operations and the existence of a multi-peril crop insurance program are essential to the Company's operations. If the federal multi-peril crop insurance program currently in existence was terminated or negatively modified and no comparable private or government program was established, this could have a material adverse effect on the Company's future operations. The government has from time to time evaluated the federal multi-peril crop insurance program and is likely to review the program in the future, but there can be no assurance of the outcome of such evaluations.

Guarantee:

In the process of collecting a customer note receivable, the Company has guaranteed the first mortgage debt of a customer to a third party financial institution. Under the guarantee, the Company would be required to repay the debt of the customer under certain default conditions. The outstanding debt is collateralized by real estate, which could be liquidated to recover any amounts paid by the Company under the guarantee. The amount guaranteed by the Company at February 28, 2003 is approximately $2,300 and expires once the mortgage is repaid in full.

Note 6. Income Taxes

Net deferred tax assets consist of the following components:

	As of February 28, 2003	As of February 28, 2002
Deferred tax assets:		
Allowance for doubtful notes	$4,551	$3,515
Deferred revenue	324	324
Reserve for discounts	2,146	1,887
Interest rate swap contract	685	825
Accrued vacations	146	138
	$7,852	$6,689
Deferred tax liabilities:		
Property and equipment	$402	$324
	$7,450	$6,365

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

	As of February 28, 2003	As of February 28, 2002
Current assets	$5,524	$4,030
Noncurrent assets	1,926	2,335
	$7,450	$6,365

Income tax expense is made up of the following components:

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Current tax expense:			
Federal	$4,218	$4,328	$5,662
State	501	571	760
	$4,719	$4,899	$6,422
Deferred tax expense	(1,225)	(1,470)	(1,858)
	$3,494	$3,429	$4,564

Total income tax expense varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Federal statutory rate	35.0%	35.0%	35.0%
State tax expense	4.6%	5.0%	4.5%
Other, net	(2.4%)	(1.5%)	(1.5%)
Effective tax rate	37.2%	38.5%	38.0%

Note 7. Employee Stock Plans and Capital Stock

Stock options plans:

The Company has two stock-based compensation plans. On May 30, 1991 the Company adopted its "1991 Stock Option Plan" which provides for the issuance of a maximum of 300,000 shares of common stock to directors, officers, employees or other persons. Options granted under the stock option plan may be either "incentive stock options" or "nonqualified stock options." As designated by the Board of Directors, the stock option plan is administered by the officers of the Company, who designate the type of option to be granted, the number of options to be granted, the number of shares of common stock to be covered by each option (subject to a specified maximum number of shares of common stock which may be purchased under all options granted), the exercise price, the period during which the options are exercisable, the method of payment and certain other terms. The exercise price for each share of common stock covered by an option is determined by the Board of Directors or the committee, except (i) the exercise price for an incentive stock option may not be less than the fair market value, at the time the option is granted, of the stock subject to the option and (ii) the exercise price for a nonqualified stock option may not be less than 85% of the fair market value, at the time the option is granted, of the stock subject to the option. The exercise price for an incentive stock option granted to any individual who owns stock, at the time of the grant, possessing more than 10% of the voting power of the capital stock of the Company may not be less than 110% of such fair market value on the date of the grant. No more than $100,000 of stock vesting during any calendar year per person will qualify for incentive stock option treatment. Options are nontransferable, other than by will or the laws of descent and distribution, and may be exercised only by the optionee while employed by or providing services to the Company or within three months after termination of employment by reason of retirement or six months following termination of employment resulting from death or permanent disability. Options expire no later than ten years from the date of grant, provided that incentive stock options granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries expire five or fewer years from the date of grant. No additional options may be granted under this plan subsequent to the plan's termination date of May 21, 2001. The termination does not effect any options outstanding on the termination date.

On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan", which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993

Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. On August 21, 2000, the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number of shares issuable from 400,000 shares to 700,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 2003 and 2002, the total options available for future grant under the 1993 plan was 246,925 and 230,675 shares, respectively.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

	Stock Options	
	Outstanding	Weighted Average Exercise Price
Balance at February 29, 2000	464,665	$9.29
Granted	98,800	$16.02
Exercised	(31,525)	$8.83
Canceled	(22,750)	$17.85
Balance at February 28, 2001	509,190	$10.24
Granted	20,200	$11.72
Exercised	(187,700)	$3.82
Canceled	(7,700)	$16.11
Balance at February 28, 2002	333,990	$13.80
Granted	25,000	$9.49
Exercised	(10,550)	$7.56
Canceled	(41,250)	$15.77
Balance at February 28, 2003	307,190	$13.40

	Number of Options		
	2003	2002	2001
Exercisable, end of year	230,865	229,665	363,565
Weighted-average fair value per option of options granted during the year	$4.46	$5.86	$7.04

Options are exercisable over varying periods ending on February 28, 2013.


Ag Services®
of America, Inc.

A further summary of the fixed options outstanding at February 28, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.75 to $9.00	68,740	3.82	$8.12	52,740	$8.12
$9.50 to $13.75	88,000	4.47	$10.80	61,849	$10.47
$14.25 to $16.50	71,750	7.04	$15.92	42,708	$15.84
$17.25 to $24.75	78,700	5.44	$18.62	73,568	$18.18
	307,190	5.17	$13.40	230,865	$13.38

Capital stock:

In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at (i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. During the years ended February 28, 2003, 2002 and 2001, 100, 100, and 500 shares, respectively, were purchased under this plan.

In total, 698,805 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 8. Employee Benefits

The Company has contractual employment and noncompetition agreements through July 1, 2005 with its three top officers who are also directors of the Company. Each agreement provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus based upon diluted EPS, (iii) $250 in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus for these officers included as compensation expense for the years ended February 28, 2003, 2002 and 2001 was $570, $75 and $375, respectively.

The Company also has a contractual employment and noncompetition agreement through August 7, 2005 with its Chief Operating Officer. The agreement provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus based upon diluted EPS and (iii) receipt of other Company benefits including the use of an automobile. The total amount of annual bonus included as compensation expense for the years ended February 28, 2003, 2002 and 2001 was $32, none and $7, respectively.

Effective June 1, 1992, the Company has established a Retirement and Savings Plan (the "401(k) Plan"). Currently, all employees of the Company, including officers, are eligible to participate in the 401(k) Plan. Benefits provided under the 401(k) Plan are funded by a qualified retirement trust administered by Wells Fargo Bank Minnesota, N.A. as trustee. Participants may contribute an amount of their compensation, including base salary and overtime, to the 401(k) Plan, which can not be more than the maximum dollar limit allowed by law on a pretax basis. The Company makes a matching contribution to the 401(k) Plan subject to certain limitations, equal to 40% of each participant's pretax contribution on an amount of up to 7% of such participant's compensation. For the years ended February 28, 2003, 2002 and 2001, $144, $128 and $129, respectively, was contributed to employee accounts including $35 for each of the three years, contributed to the accounts of the Company's executive officers.

The Company has a Management Bonus Program which pays bonuses to all eligible management employees based upon the diluted earnings per share growth of the Company. The total amount of bonus compensation charged to expense for the years ended February 28, 2003, 2002 and 2001 was $168, none and $76, respectively.

The Company also has an Employee Incentive Compensation Program. The Company pays bonuses to all eligible employees based on the growth in net revenues and net income. The bonuses range from zero to 8% of all eligible employees calendar year compensation. The total amount of incentive compensation charged to expense for the years ended February 28, 2003, 2002 and 2001 was $185, none and none, respectively.

Note 9. Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28 2001
Net income available to stockholders	$5,898	$5,476	$7,453
Earnings per share:			
Weighted average shares outstanding – basic	5,477,277	5,415,104	5,271,069
Basic earnings per share	$1.08	$1.01	$1.41
Diluted earnings per share:			
Weighted average shares outstanding – basic	5,477,277	5,415,104	5,271,069
Effect of dilutive securities:			
Employee stock options	17,089	74,651	219,040
Weighted average shares – diluted	5,494,366	5,489,755	5,490,109
Diluted earnings per share	$1.07	$1.00	$1.36

At February 28, 2003, 2002 and 2001, respectively, 186,650, 185,900, and 31,300 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Note 10. Customer Credit Operations

Customer credit operations were as follows:

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Financing income	$29,196	$26,536	$31,861
Direct costs:			
Financing expense	$16,205	$13,830	$17,082
Payroll and related costs	3,978	3,749	3,028
Credit report services	85	50	52
Legal fees	1,484	898	944
Provision for doubtful notes	9,068	7,485	6,266
Total direct costs	$30,820	$26,012	$27,372
Net financing income (loss)	($1,624)	$524	$4,489

The above results do not reflect any allocation of corporate overhead expenses.


Ag Services®
of America, Inc.

Note 11. Selected Quarterly Financial Data (Unaudited)

Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$75,245	$80,138	$18,466	$24,017
Cost of revenue	$68,095	$71,898	$12,578	$20,638
Gross profit	$7,150	$8,240	$5,888	$3,379
Net income (loss)	$2,157	$2,502	$1,354	($115)
Basic earnings per share	$0.39	$0.46	$0.25	($0.02)
Diluted earnings per share	$0.39	$0.45	$0.25	($0.02)

Fiscal 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$60,795	$60,517	$16,378	$24,306
Cost of revenue	$54,476	$53,906	$11,315	$20,715
Gross profit	$6,319	$6,611	$5,063	$3,591
Net income	$1,834	$2,025	$1,297	$320
Basic earnings per share	$0.35	$0.37	$0.24	$0.06
Diluted earnings per share	$0.34	$0.37	$0.24	$0.06

The Company reclassified its revenues in the current fiscal year to present revenues associated with the cash advances for fuel, irrigation, land rents and other farm inputs and revenues associated with the input only program on a net reporting basis in contrast to the previously presented gross reporting basis.

BOARD OF DIRECTORS

Gaylen D. Miller	Chairman of the Board Ag Services of America, Inc.
Henry C. Jungling, Jr.	President Ag Services of America, Inc.
Kevin D. Schipper	Chief Executive Officer and Secretary Ag Services of America, Inc.
James D. Gerson	Former Vice President Fahnestock & Co., Inc.
Michael Lischin	Attorney at Law
Ervin J. Mellema	Operating Principal Campbell Mellema Insurance, Inc. and Campbell Mellema Realty, LLC

OFFICERS

Gaylen D. Miller	Chairman of the Board
Henry C. Jungling, Jr.	President
Kevin D. Schipper	Chief Executive Officer and Secretary
Shawn R. Smeins	Chief Operating Officer
John T. Roth	Vice President Finance and Treasurer
Todd J. Ryan	Vice President Sales
Eunice M. Schipper	Vice President Account Management
Neil H. Stadlman	Vice President Information Strategies
Lisa M. Meester	Vice President Information Systems
Jamey J. Ross	Vice President Products and Distribution
Linda E. Kobliska	General Counsel
Tad W. Mozena	Vice President Marketing and Public Relations – Powerfarm, Inc.


Ag Services®
of America, Inc.

Corporate Data

Stock Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 28, 2003, there were 5,479,514 shares of common stock outstanding. At that date, there were 114 shareholders of record and approximately 2,000 shareholders for whom securities firms acted as nominees.

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

Form 10-K

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2003, may do so by writing John T. Roth, Vice President Finance, at our corporate headquarters.

Investor Relations Contact

Shareholders and prospective investors are welcome to call or write Ag Services with questions or requests for additional information. Inquiries should be directed to corporate headquarters to the attention of:

Gaylen Miller
Chairman of the Board
(319) 277-0261
E-mail: gaylen.miller@agservices.com

Corporate Headquarters
1309 Technology Parkway
P.O. Box 668
Cedar Falls, IA 50613
(319) 277-0261

Independent Public Accountants

McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, IA 50309

Internet Address

Ag Services makes Company information available electronically via a site on the World Wide Web. This site is regularly updated and includes information on the Company's products and services, press releases, and key publications such as the annual report. The Company's Internet address is www.agservices.com.

Photographs by Denny Eilers


Ag Services
of America, Inc.

P.O. Box 668
Cedar Falls, Iowa 50613
319-277-0261
www.agservices.com